Mail Stop 6010   November 2, 2006

Sachiko Kuno, Ph.D.
President and Chief Executive Officer
Sucampo Pharmaceuticals, Inc.
4733 Bethesda Avenue, Suite 450
Bethesda, Maryland 20814

>   **Re: Sucampo Pharmaceuticals, Inc.**
>   **Amendment No. 3 Registration Statement on Form S-1**
>   **Filed October 25, 2006**
>   **File No. 333-135133**

Dear Dr. Kuno

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

SPI-8811, page 75

1. We note your response to our prior comment 9 and your revised disclosure on
    page 78 that although the original Phase IIa trial focused primarily on safety, you
    also examined some efficacy results related to symptoms associated with cystic
    fibrosis. It is still unclear whether this Phase IIa clinical trial was for the
    treatment of the disease cystic fibrosis or for specific disorders associated with the
    disease. Please revise your disclosure to briefly describe the scope of the original
    Phase IIa clinical trial and whether it was for the treatment of the disease cystic
    fibrosis as well as some of the related symptoms. The reader should be able to

follow how the clinical development and indications for this compound have changed.

Certain Relationships and Related Party Transactions, page 107

Loans from Related Parties, page 110

2. Please revise your disclosure in this section to disclose the total principal and interest paid on the related party loans that were paid in full in June 2006.

Principal and Selling Stockholders, page 113

3. Please revise the table on class A and class B beneficial ownership to restore the information regarding the shares and percentage of shares beneficially owned for each class prior to the offering.

Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

4. We have reviewed your response to our previous comment number 13. As a result of your analysis, it would appear that the $30 million payment from Takeda is refundable given the comparison to the other elements of the funding requirements expressed within the agreement. As the earnings process is not complete due to the unfulfilled obligation to perform services, it would appear that the sales prices is not fixed and determinable in accordance with SAB 104 and that revenue recognition should be deferred until all your service obligations have been fulfilled (e.g. filing the NDA). As such, please revise your financial statements accordingly or advise us as to how you have complied with SAB 104.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Brent B. Siler, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Ave., NW
Washington, District of Columbia 20006